

MAIL STOP 3010

November 10, 2009

Nicholas D. Gerber
Management Director
United States 12 Month Natural Gas Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502

> **Re: United States 12 Month Natural Gas Fund, L.P.**
> **Amendment No. 3 to Form S-1**
> **Filed November 2, 2009**
> **File No. 333-144409**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note the financial statement update requirement in accordance with Article 3-12 of Regulation S-X.

Exhibits 5.1 and 8.1

2. We note that for both the tax and legality opinions counsel has relied upon certificates and/or representations of the general partner. Please clarify if the certificates or representations relate to material facts underlying the opinion or facts that are readily ascertainable. To the extent that such certificates or

representations relate to material facts underlying the opinion or facts that are readily ascertainable, please note these assumptions are inappropriate.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant at 202-551-3472 or Cicely Lamothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at 202-551-3386 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: James M. Cain, Esq. (via facsimile)